June 13, 2017

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Craig D. Wilson

Re:     Akamai Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 28, 2017
File No. 000-27275

Ladies and Gentlemen:

This letter responds to the following comments included in your letter dated May 15, 2017, regarding Akamai Technologies, Inc.’s (“Akamai” or the “Company”) Form 10-K for the fiscal year ended December 31, 2016, filed on February 28, 2017.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 79

1.
In your response you state the CODM conducts a financial review based on a monthly results package (MRP). Please tell us if any members of the CODM, individually or as a group, receive any financial information in addition to the MRP and if so, describe such information, noting how frequently it is reviewed and whether it is used to make resource allocation decisions and to assess performance. Refer to ASC 280-10-50-1.

Akamai Response

In addition to the MRP, there are three additional sets of financial information that are regularly distributed to different members of the CODM: (1) a weekly network traffic and cost of revenue summary, (2) a bi-weekly global sales forecast and (3) periodic budget versus actual review packages.

The weekly network traffic and cost of revenue summary provides information to assess network traffic statistics and related costs of revenue and how they are tracking for the quarter. The report is presented at the consolidated level, with some supplemental network traffic statistics by geography and for six of our customers that are large Internet platform companies (Amazon, Apple, Facebook, Google, Microsoft and Netflix). There is no information by division or solution. The report is used to assess whether we need to build out our network in future quarters and whether additional headcount or other resources may be necessary to support the build-out. Not all members of the CODM receive this report, but the CEO, CFO and division leaders are among its recipients. Most of the G&A functional leaders (e.g., HR and Legal) are not included on the distribution.

The bi-weekly global sales forecast provides the most recent forecast of current quarter bookings, new customer count and bookings pipeline information. This data is presented on a consolidated basis, supplemented by specific projections for different solutions, divisions and geographies. The focus of the report is top-line information only; there is no expense or margin data included. The information included in the report is used to assess current quarter sales force productivity and the impact to future quarters’ revenue projections. Similar to the cost of revenue reporting, not all members of the CODM receive this report, but the CFO and two of the three division leaders are among its recipients.

On a monthly basis, the division leaders receive budget versus actual packages that are developed by the individuals in finance roles who support them. These packages focus on revenue and bookings results and are designed to provide a deeper inspection of revenue and bookings for each divisional leader, as compared to what is provided in the MRP. The packages vary by division but generally show revenue and bookings by solution (at a level below the three main solution categories of Media, Performance & Security and Services), division and geography. There is no expense or margin data included in the revenue analysis. The information is used to evaluate revenue achievement. It is not used to assess profitability or overall performance of the division.

In addition to revenue reporting of budget versus actual data, most of the CODM members receive separate operating expense reporting for the functional cost centers for which an individual CODM member is responsible. Some members of the CODM receive these operating expense packages monthly; for others, the package is provided less frequently and is generally distributed to enable discussion and resolution of specific matters of concern to management (e.g., material overspend of a particular expense as compared to the budgeted expense for a particular cost center).

Different members of the CODM also participate in ongoing cross-company operating forums where various topics, including resource allocation and performance assessment, are discussed on a consolidated basis. These topics include potential acquisitions, customer satisfaction, revenue growth, cost of revenue efficiencies and other company initiatives. In some of the forums, revenue data similar to what is presented in the MRPs and periodic budget versus actual review packages is presented. Ad hoc financial information may also be needed and produced to assess a particular topic. It is through these forums that operational initiatives and priorities are discussed, which in turn, help to set many of the Company’s objectives for the year. Based on the objectives set, the required skill sets and resources necessary to execute are also discussed. These types of forums help to set the annual budget and to allocate resources across Akamai.

2.
We note the responsibilities of the three general managers are to lead their division’s core functions of engineering, product management and product marketing. Please tell us if financial information is available by division, specific to these functions or other functions, and if so, tell us what information is available, who receives it and how often it is prepared and reviewed. Further, please tell us whether there are any budgets prepared at the division level related to these functions and if so, who prepares and approves them.

Akamai Response

The general managers are provided revenue data about their divisions as part of the MRP, the bi-weekly global sales forecast and the periodic budget versus actual reports. See response to question 1 for the other recipients and frequency of distribution. As described in our prior response dated April 28, 2017, the division concept is a customer-focused reporting view. Thus, revenue by division is a roll-up of customers assigned to the specific divisions.

Division leaders also receive functional operating cost center roll-ups. There are separate cost centers for engineering, product management and product marketing within each division, so it is possible to see these operating expenses by division. However, the operating expenses of these functions do not form a one-for-one relationship with divisional revenue. Divisional revenue is a customer-focused reporting view and represents all revenue from a specific division’s customers, regardless of the type of solutions sold to the customers. The engineering, product management and product marketing costs attributed to a division’s cost centers represents only those solutions developed by the division. No cost of revenue, depreciation, amortization or any shared G&A cost information is presented for the divisions; nor is any performance metric, defined as revenue less expenses, for the divisions presented. The functional operating cost center roll-ups are shared with division leaders as part of monthly budget versus actual operating expense reporting, but it is not shared with the rest of the CODM, except for a high-level summary of total operating expenses by function that is included in the MRP.

Budgets are not prepared at the divisional level. Priorities and initiatives for the year are set at the consolidated level such that an overall budget is also set at the consolidated level. Based on the overall priorities and initiatives set, resources are allocated by the CODM to different parts of the Company based on the requirements to achieve the objective (e.g., incremental headcount or capital expenditures). The requirements needed are typically addressed on a cross-functional basis due to the integrated nature of the Akamai Intelligent Platform (i.e., additional headcount or shifting of priorities may be required of multiple teams under individual CODM members to accomplish a singular initiative).

Similarly, the metrics used to assess each CODM member’s annual performance and determine payout for incentive-based compensation are based on consolidated financial measures: consolidated Akamai revenue, non-GAAP operating income and non-GAAP EPS. There are no division-level or cost center based metrics used to measure CODM member performance or to determine incentive-based compensation.

3.
You state in your response that in the first stage of the budgeting process the CEO, CFO and other members of the CODM establish investment priorities for the year. Please tell us at what level these investment priorities are established, e.g. at a consolidated level, division level or other.

Akamai Response

Investment priorities are set at the consolidated level and begin as broad concepts and ideas (e.g., increased customer satisfaction, cost of revenue efficiencies, new product innovation, etc.). As these high-level priorities are established and discussed further, they are refined into more granular, project-level initiatives (e.g., improve solution quality by initiating targeted projects in an effort to increase overall customer satisfaction) that become the responsibilities of different functions within Akamai. Many investment priorities are shared across divisions as well as G&A functions.

4.
You disclose on page 28 that the product development function is now organized into three divisions. Please tell us how resources are allocated to that function in the budget process and who is responsible for budget to actual variances.

Akamai Response

Once investment priorities are set, as discussed in response to questions 1, 2 and 3, resources are then allocated by the CODM based on the nature of the priority, the personnel needed to implement and execute on it and available resources. One leader, typically a member of the CODM, will have overall responsibility for managing the process of achieving the investment objective. That said, because of the integrated nature of Akamai's Intelligent Platform, almost all investment priorities will require resources from multiple divisions and functional areas. The budgeted funding for different investment priorities is established as a consolidated number and then allocated to the different divisions and other functions based on how much of the work is to be performed within a particular division or function. Within those divisions and other functions, the individual in charge of that group oversees the budget allocation within his or her group across the different functional cost centers that are involved. That individual is also responsible for the overall tracking of budget versus actual for their functional cost centers.

5.
Please explain how the CODM identifies issues and makes decisions regarding each of the three divisions, including how issues are identified and whether any financial information is used. Also tell us the individual(s) responsible for resolving any issues.

Akamai Response

The CODM generally relies on financial information reflected in the MRPs to understand recent and projected business performance, allocate resources across functions and divisions and identify issues related to business performance, particularly in its consideration of profitable scaling of the Akamai Intelligent Platform and revenue growth. As noted in our prior response letter, MRPs include the following financial information: revenue by solution category, division and geography; bookings by solution category, division and geography; total traffic on the network; total costs of sales for bandwidth, colocation and network build-out and support; headcount; operating expenses by cost center; capital expenditures and depreciation by capital expenditure type (i.e., network, capitalized software, facilities and IT); and consolidated non-GAAP P&L with key consolidated non-GAAP financial ratios.

The CODM also relies on non-financial information for priorities such as customer satisfaction, innovation and employee diversity. In addition, the members of the CODM who receive the weekly network traffic and cost of revenue summary and the bi-weekly global sales forecast utilize information learned from their review of the information included therein to identify issues.

When issues are identified, the responsibility of addressing them is typically delegated to a cross-functional working group of individuals best able to understand and make decisions about the matter. In addition to the reports listed above, that group may solicit additional information – financial or non-financial. To the extent any identified issues related to a specific initiative are due to a particular division’s activities, the division leaders are ultimately responsible for decision-making and resolving those issues. To the extent the cause of any identified issues cannot be isolated to a particular division or other function, responsibility for decision-making and resolution rests with the CODM acting as a group with input from any working group formed. In instances where consensus may not exist with respect to investment priorities, budget allocations or other matters, the CEO and the CFO typically resolve such matters.

6.
You state in your response that the divisional assignment of customers is reviewed and may be updated to reflect changing purchase patterns of individual or groups of customers. Please tell us how often customers or groups of customers are reassigned. Also you indicate that each division’s revenue includes revenue from various solution categories, including solution categories that are not developed by that division. Please tell us how much revenue in each of the three divisions is from solution categories that are developed by other divisions.

Akamai Response

As the purchasing patterns of our customers change over time, we reassign them to new sales representatives and divisions with a goal of maximizing revenue from that customer and providing the best level of sales support possible.  At least one reassignment occurs in most months of the year, and on an annual basis we undertake a more focused review of the divisional assignments of customers.

The following table presents the solutions sold by each division for 2016, as a percentage of total revenue for that division:

Web Division
Web Solutions	71%
Media Solutions	7%
E&C Solutions	<1%
Services Solutions	12%
Media Division
Web Solutions	33%
Media Solutions	59%
E&C Solutions	2%
Services Solutions	6%
E&C Division
Web Solutions	21%
Media Solutions	32%
E&C Solutions	42%
Services Solutions	5%

As shown in the table above, for each division, while the plurality of revenue comes from solutions developed by that division, a significant portion of revenue comes from solutions developed by other divisions.

* * *

The Company’s assessment of its operating and reporting segments takes into account several aspects of how Akamai is managed including:

•	Akamai's integrated operating nature and management structure

•	The Akamai Intelligent Platform

•	The make-up of the CODM and how it operates

•	The Company’s internal management reporting and budgeting process

•	The responsibilities of the individual members of the CODM, including the divisional general managers

•	The process for allocating resources and assessing performance

Based on these factors, as well as the absence of discrete performance measures being produced or distributed on a regular basis at any level other than the consolidated level, management has concluded that the Company operates with one operating and reporting segment.

If you would like to discuss any of the responses above, please contact the undersigned at your convenience at 617-444-4772.

Very truly yours,
/s/ James Benson
James Benson
Executive Vice President and Chief Financial Officer